SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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June 23, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  J. Nolan McWilliams
Attorney-Advisor

Re:	Euroseas Ltd.
Registration Statement on Form F-3 Filed March 31, 2014
File No. 333-194922

Dear Mr. McWilliams,

We refer to the registration statement on Form F-3 (the "Registration Statement"), filed by Euroseas Ltd. (the "Company") with the Securities and Exchange Commission (the "Commission") on March 31, 2014.

By letter dated April 17, 2014 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.  The Amended Registration Statement also includes updates related to the passage of time.

This letter responds to the Staff's Comment Letter.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.  References to page numbers in the responses below are to page numbers in the Amended Registration Statement.

General

1.
Given the size of the secondary offering, the number of shares outstanding held by non-affiliates and how long Tennenbaum Opportunities Fund VI, LLC has held the shares, please provide us with your analysis supporting your determination that Tennenbaum Opportunities Fund VI, LLC is not a statutory underwriter and its portion of the offering is not an indirect primary offering. For guidance refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Securities and Exchange Commission
June 23, 2014

Based on a review of the facts and circumstances surrounding the investments made by Tennenbaum Opportunities Fund VI, LLC ("Tennenbaum") and the analysis set forth below, the Company respectfully informs the Staff that it believes that Tennenbaum is not a statutory underwriter and Tennenbaum's portion of the offering is not an indirect primary offering.

Background

The Equity Investment Made by Tennenbaum

On January 29, 2014, Tennenbaum purchased 25,000 shares of the Company's Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares") in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, at a price of $1,000 per share.  Tennenbaum is a fund advised by Tennenbaum Capital Partners, LLC.  Prior to the purchase of Series B Preferred Shares, neither Tennenbaum nor its adviser was an affiliate of the Company.  The purchase was an arm's-length transaction and the result of intense negotiations that began in late 2013.  The Series B Preferred Shares pay interest quarterly and can be converted into common stock at the option of their holders at any time and at the option of the Company if certain milestones are met.  The current conversion price, which is subject to certain anti-dilutive and other adjustments, is $1.45, meaning that each Series B Preferred Share can currently be converted into 689.655 shares of common stock of the Company.  On the date Tennenbaum purchased its Series B Preferred Shares, the closing price of the common stock of the Company was $1.33, and on June 10, 2014, it was $1.12, meaning that the conversion price represented a premium of 9.02% and 29.46% of the closing price on that day, respectively, rather than a discount that underwriters would receive.

As an inducement for Tennenbaum to purchase the Series B Preferred Shares, the Company entered into a registration rights agreement obligating the Company to file a registration statement for the resale of the Series B Preferred Shares purchased by Tennenbaum (the "Resale Registration Statement").  The terms of the registration rights agreement are within the range customary for "private investment in public equity" ("PIPE") investments, and include requirements that the Resale Registration Statement must be filed within 60 days and be declared effective within 180 days of January 29, 2014, the day on which the Series B Preferred Shares were issued to Tennenbaum.  Tennenbaum has informed the Company that it bargained for the registration rights agreement not because Tennenbaum had, or has, any current intent to distribute the common shares into which the Series B Preferred Shares it owns may be converted, but because the ability to sell such common shares upon conversion at some point in the future was one of the terms it considered in its valuation of the Series B Preferred Shares when evaluating whether to make its investment, along with other terms such as the interest to be paid to holders of the Series B Preferred Shares and the term of

Securities and Exchange Commission
June 23, 2014

its investment.1  In other words, while the ability to sell the common shares at some point in the future was a consideration in pricing its investment, Tennenbaum had, and currently has, no immediate intent to distribute the common shares into which its Series B Preferred Shares can be converted.2

Section 2(a)(11)

Section 2(a)(11) of the Securities Act defines an "underwriter" as "any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking."

The question of whether a selling shareholder is a statutory underwriter depends on the facts and circumstances.  Compliance and Disclosure Interpretation Question 128.04 (January 26, 2009) provides that the analysis of whether a selling shareholder is an underwriter with respect to resales of such securities "depends on the particular facts and circumstances of the particular case."  See also SEC Release 33-6383.

Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations

Compliance and Disclosure Interpretation Question 612.09 (January 26, 2009) ("CDI 612.09") states that a purported secondary offering that is an offering of securities by selling equity holders other than the issuer, may really be a primary offering, i.e., the selling equity holders are underwriters selling on behalf of the issuer.  As stated in CDI 612.09, the question of whether a secondary offering really is an offering on behalf of the issuer is a factual one, and not merely a question of who receives the proceeds.  CDI 612.09 sets forth factors that should be considered:  (1) how long the selling shareholders have held the shares, (2) the circumstances under which they received them, (3) their relationship to the issuer, (4) the amount of shares involved, (5) whether the sellers are in the business of underwriting securities and (6) whether under all the circumstances it appears that the seller is acting as conduit for the issuer.

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1  The Series B Preferred Shares are perpetual, so the Company is not obligated to redeem the Series B Preferred Shares unless certain events such as a payment default occur.  While Tennenbaum may convert its Series B Preferred Shares at any time, the interest rate of the Series B Preferred Shares increases substantially after five years, so the incentive for holders of Series B Preferred Shares is to hold their shares beyond that point and for the Company to redeem the Series B Preferred Shares at that point, assuming it has met certain conditions.

2  Before Tennenbaum can sell any of the common stock registered under the Resale Registration Statement, it must convert its Series B Preferred Shares.  While Tennenbaum may convert its Series B Preferred Shares at any time, the economics of Tennenbaum's investment in the Series B Preferred Shares, both currently and on the date of its investment, would dictate that such conversion take place later in the future rather than sooner.

Securities and Exchange Commission
June 23, 2014

Tennenbaum's Offering of Common Shares Is Not an Indirect Primary Offering

1.           How Long the Selling Shareholder Has Held the Common Shares

Tennenbaum acquired its Series B Preferred Shares on January 29, 2014.  Thus, as of the date of this letter Tennenbaum has already owned its Series B Preferred Shares for more than 150 days.  As discussed above under "Background – The Equity Investment Made by Tennenbaum", while the Series B Preferred Shares are convertible into common stock at the option of the holder at any time, the economic terms of the Series B Preferred Shares would dictate that a conversion into common stock (which is a precondition for a sale of the common stock registered in the Registration Statement on behalf of Tennenbaum) should not occur for some time, absent any other events (such as a default by the Company on its obligations under the terms of the Series B Preferred Shares).  Thus, the length of time that Tennenbaum has owned its Series B Preferred Shares is over five months, and the terms of the Series B Preferred Shares indicate that Tennenbaum did not purchase the Series B Preferred Shares with a view to distribute as an underwriter on behalf of the Company the common shares into which the Series B Preferred Shares can be converted.

In addition, the common shares registered on behalf of Tennenbaum are being registered pursuant to a registration rights agreement that is typical of those found in similar PIPE investments, and the terms of the registration rights agreement are within the range customary for agreements entered into in similar PIPE transactions.  The existence of a registration rights agreement permits an investor such as Tennenbaum to eliminate or reduce the discount that they otherwise may need to offer buyers of privately placed, restricted securities, or that must be assessed against such securities for valuation purposes.  The short period between the purchase of Series B Preferred Shares by Tennenbaum and the filing of a registration statement for the resale of the common stock into which the Series B Preferred Shares owned by Tennenbaum are convertible is a result of the exercise of this feature common to PIPE transactions and is not as a result of any intention by Tennenbaum to acquire securities with a view to distribution.

There is no mandatory holding period to overcome for a PIPE transaction to be a valid secondary offering.  As a matter of fact, as set forth in Compliance and Disclosure Interpretation Question 116.19 (Nov. 26, 2008) ("CDI 116.19"), a valid secondary offering could occur immediately following the closing of a private placement, assuming that the investor is at market risk at the time of filing of the resale registration statement.3  Current practice for PIPE transactions where investors bargain for a registration rights agreement generally is in line with CDI 116.19 and such registration rights agreements usually require the initial filing of the resale registration statement to occur within 45-90 days after the closing of the

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3   Tennenbaum completed its purchase of Series B Preferred Shares on January 29, 2014 and thus assumed the market risk of its investment as of that day.

Securities and Exchange Commission
June 23, 2014

PIPE.4  The registration rights agreement entered into between the Company and Tennenbaum required filing of the Resale Registration Statement within 60 days after closing.

2.           The Circumstances Under Which the Selling Shareholder Received the Common Shares

Tennenbaum acquired its Series B Preferred Shares as a result of arm's-length negotiations in the ordinary course of business5 in which the Company was represented by a broker and purchased such shares as investment and not with an intent to distribute the shares.  The net proceeds of the sale of the Series B Preferred Shares went to the Company with an agreed use of proceeds, which included the acquisition of vessels and general corporate purposes but specifically excluded the use of the sale proceeds for corporate dividends, special or otherwise.  At the time of its purchase, Tennenbaum made specific representations to the Company that Tennenbaum was acquiring the securities as principal for its own account, had no direct or indirect arrangements or understandings with any other persons to distribute or regarding the distribution of the Series B Preferred Shares and was acquiring the shares in the ordinary course of its business.

3.           The Selling Shareholder's Relationship to the Issuer

Prior to the acquisition of the Series B Preferred Shares, neither Tennenbaum nor its adviser was affiliated with the Company, and none of the other affiliates of the Company are members of Tennenbaum.  As part of the bargain it negotiated, Tennenbaum and the other holders of Series B Preferred Shares have the right to appoint one director, and the Company must receive the approval of the majority of holders of the Series B Preferred Shares before engaging in certain transactions.  However, the purpose of the rights attendant to holders of Series B Preferred Shares is not to control the Company but to protect the investment of the holders of the Series B Preferred Shares.  In addition, the share ownership (the common shares to be issued to Tennenbaum upon conversion of its Series B Preferred Shares currently would represent approximately 23.26% of the Company's common stock, as discussed further below) and board rights of the Series B Preferred Shares are not dispositive as to whether a resale by selling shareholders is a disguised primary offering.  Compliance and Disclosure Interpretation Question 116.15 (January 26, 2009) ("CDI 116.15") notes that "affiliates of issuers are not necessarily treated as being the alter egos of the issuers.  Under appropriate circumstances, affiliates may make offerings that are

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4 "In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement." Compliance and Disclosure Interpretation Question 116.19 (Nov. 26, 2008).
5   While the acquisition of shares for investment purposes is not deemed to be in the ordinary course of business for most entities, Tennenbaum is a fund created to make investments, and regularly invests in other companies.

Securities and Exchange Commission
June 23, 2014

deemed to be genuine secondaries."6  Compliance and Disclosure Interpretation Question 612.12 (Jan. 26, 2009) ("CDI 612.12") envisions the possibility that an offering of shares by a 73% controlling person may be a valid secondary offering, that is, not on behalf of the issuer.7  Given that Tennenbaum has no affiliations with the Company other than through its investment, that its investment in the Company is in the ordinary course of business for Tennenbaum,8 that the Company has multiple shareholders that each own in excess of 10% of the outstanding securities of the Company (measured as a percentage of total votes outstanding), that any proceeds from the sale of its investment in the Company will solely be for the benefit of its members (none of which is an affiliate of the Company) and all decisions with respect to its investments, including whether to buy or sell its investment in the Company, are made by its adviser (who is also not affiliated with the Company), Tennenbaum is not an alter ego of the Company, and its offering of common stock registered under the Resale Registration Statement should be deemed to be a "genuine secondary."

4.           The Amount of Common Shares Involved

The shares of common stock issuable upon conversion of Tennenbaum's Series B Preferred Shares would represent approximately 23.26% of the Company's outstanding stock, assuming no other conversions or issuances to entities that have the right to have securities converted into common stock.

Under several other circumstances, the Staff has approved holders of a significantly higher percentage of a company's voting stock to effect a valid secondary offering. We refer you to the list of recent similar offerings set forth below. Furthermore, CDI 612.12 describes a scenario where a holder of a number of shares well over the approximately one-fourth of outstanding common stock registered on behalf of Tennenbaum was able to effect a valid secondary offering. CDI 612.12 states, in relevant part, that:

"A controlling person of an issuer owns a 73% block. That person will sell the block in a registered 'at-the-market' equity offering. Rule 415(a)(4), which places certain limitations on 'at-the-market' equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4)."

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6 Compliance and Disclosure Interpretation, Securities Act Forms, Question 116.15 (Jan. 26, 2009).
7 "A controlling person of an issuer owns a 73% block. … A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4)."  Compliance and Disclosure Interpretation, Securities Act Rules, Interpretation 612.12 (Jan. 26, 2009).
8   Tennenbaum is a fund created to make investments, and has made similar investments in other companies.

Securities and Exchange Commission
June 23, 2014

Similarly, Compliance and Disclosure Interpretations Question 216.14 (February 27, 2009) provides: "Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer."

The Company believes that these interpretive positions make clear that a holder of well in excess of one-fourth of the outstanding common shares can effect a valid secondary offering of its shares unless other facts indicate that the affiliate is acting as an underwriter and therefore as a conduit for the issuer, and that the amount of shares involved in the transaction is only one factor to be considered by the Staff in determining whether the selling shareholders are acting as underwriters of, or a conduit for, a public offering by the Company.  The Company respectfully submits that there is no additional support for the proposition that Tennenbaum is acting as an underwriter on behalf of, or as a conduit for, the Company. Therefore, the Company believes that it is appropriate to register the offering pursuant to the Amended Registration Statement as a valid secondary offering.

5.           Whether the Selling Shareholder is in the Business of Underwriting Securities

The Company respectfully advises the Staff that Tennenbaum has confirmed to the Company that it is not in the business of underwriting securities.  Tennenbaum's sole business purpose is to invest in securities for the benefit of its members.  While Tennenbaum may sell securities from time to time, it will do so only for its own account and in connection with its investment purpose.  It is not now, and does not intend to be, in the business of underwriting securities.

6.           Whether Under All the Circumstances It Appears That the Selling Shareholder Is Acting as Conduit For the Issuer

Because (1) Tennenbaum purchased its Series B Preferred Shares, which are convertible into common stock and which common stock is a portion of the common stock being registered in the Amended Registration Statement, in an arm's-length transaction and for investment purposes, (2) the economic terms of the Series B Preferred Shares are such that it is unlikely that Tennenbaum would convert its Series B Preferred Shares until a sale of common stock would result in net proceeds per share in an amount exceeding the sum of the conversion price plus the opportunity cost of foregoing future interest on its Series B Preferred Shares, (3) Tennenbaum is seeking to register the common shares for its own account primarily to eliminate or reduce the discount that it would otherwise need to offer to buyers of the Series B Preferred Shares or that must be assessed to its Series B Preferred Shares for valuation purposes or of the Company's common shares after conversion of its Series B Preferred Shares, (4) Tennenbaum is not in the business of underwriting securities, (5) Tennenbaum's affiliation exists only as

Securities and Exchange Commission
June 23, 2014

a result of its purchase of the Series B Preferred Shares and none of the other affiliates of the Company are affiliated with Tennenbaum or its adviser, and (6) Tennenbaum or its adviser will determine the amount, price and time at which the common shares may be sold and will receive all of the net proceeds from any such sale, the Company respectfully asserts that Tennenbaum is not a conduit for the Company to distribute the common shares being registered on behalf of Tennenbaum, and is not acting as underwriter.  Rather, considering all the facts discussed above, the Company believes that the offering of common shares by Tennenbaum under the Amended Registration Statement more closely resembles recent similarly structured transactions where the resale registration statement on behalf of selling shareholders was declared effective, including those of:

•	InfoLogix, Inc. (File No. 333-164683): resale of 42% of an issuer's outstanding common stock by a holder with board representation;

•	OneBeacon Insurance Group, Ltd. (File No. 333-152078): resale of 74.7% of equity interest and 96.7% of voting interest of the issuer;

•	Broadcast International, Inc. (File No. 333-172354): resale of 40% of the issuer's outstanding common stock;

•	ThermoEnergy Corporation (File No. 333-175227): resale by affiliated group of selling shareholders of 52% of the issuer's outstanding common stock;

•	SofTech, Inc. (File No. 333-174818): resale by executive officers and directors of 23.5% of the issuer's outstanding common stock;

•	SWS Group, Inc. (File No. 333-177217): resale by holders, with board representation, of 34.8% of the outstanding shares of the issuer's common stock;

•	WNS (Holdings) Limited (File No. 333-177250): resale by group of affiliated parties holding 47.9% of the issuer's outstanding common stock; and

•	American Apparel, Inc. (File No. 333-176547): resale by group of selling shareholders holding, in the aggregate, 23% of the issuer's outstanding common stock.

Conclusion

For all of the foregoing reasons, the Company believes that Tennenbaum is not an underwriter within the meaning of Section 2(a)(11) of the Securities Act and the offering of Tennenbaum's common shares is appropriately characterized as a secondary offering.

Securities and Exchange Commission
June 23, 2014

Prospectus Summary, page 1

2.	Please balance the disclosure in the summary by disclosing the company's recent net losses, declining revenues and the increasing impairment of the carrying value of your vessels in recent years.

The Company has revised the disclosure in the summary in accordance with the Staff's comment on page 1 of the Amended Registration Statement.

Marshall Islands Tax Considerations, page 22

Liberian Tax Considerations, page 22

3.
Please confirm that you intend to file a tax opinion related to the tax consequences discussed in these sections prior to effectiveness. Please allow sufficient time for staff review as we may have comments upon review of the opinion.

Counsel has filed a tax opinion related to the tax consequences discussed in the "Marshall Islands Tax Considerations" and "Liberian Tax Considerations" sections as Exhibit 8.1 to the Amended Registration Statement.

Exhibit 5.1

4.
Please have counsel remove the language in part (iii) of the first paragraph on page 2 of the opinion as this appears to be an inappropriate assumption. Please also have counsel clarify that common shares issuable upon conversion will be validly issued, fully paid, and non-assessable.

In response to the Staff's comment, counsel has revised the language in part (iii) of the first paragraph on page 2 of Exhibit 5.1 to clarify that the common shares issuable upon conversion will be validly issued, fully paid, and non-assessable.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (202) 737-8833.

Very truly yours,

By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

Euroseas Ltd.
4 Messogiou & Evropis Street
151 25 Maroussi, Greece

June 23, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Euroseas Ltd.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

Euroseas Ltd.

By:	/s/ Dr. Anastasios Aslidis
Name:	Dr. Anastasios Aslidis
Title:	Chief Financial Officer